Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and between

NTN BUZZTIME, INC.,

AND

EGAMES.COM HOLDINGS LLC

Dated: September 18, 2020

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3.17 Taxes	23
3.18 Bank Accounts	24
3.19 Finder’s Fee	24
3.20 Labor and Employment Matters	24

Article IV REPRESENTATIONS AND WARRANTIES OF PURCHASER	25

4.1 Due Organization; Good Standing	25
4.2 Authorization; Binding Effect	25
4.3 Absence of Default; Non-Contravention; No Liens	25
4.4 Consents	26
4.5 Litigation	26
4.6 Financial Ability	26
4.7 Brokers and Finders	26
4.8 Independent Investigation	26

Article V COVENANTS AND OTHER AGREEMENTS	27

5.1 Mutual Cooperation	27
5.2 Conduct of Business	28
5.3 Accounts Receivable	29
5.4 Bank Accounts	29
5.5 Payment of Excluded Liabilities	29
5.6 Public Announcements	29
5.7 Non-Solicitation; Non-Competition.	30
5.8 Confidentiality	31
5.9 Exclusive Dealing	32
5.10 Proxy Statement	33
5.11 The Company’s Stockholders’ Meeting	33
5.12 Employee Matters	35
5.13 Access to Information	37
5.14 Bulk Sales Laws	37
5.15 [Intentionally Omitted]	37
5.16 Notification of Certain Matters; Other Agreements	37

Article VI INDEMNIFICATION	38

6.1 Indemnification	38
6.2 Survival of Representations and Warranties	39
6.3 Indemnification Escrow	39

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Article VII LIMITATIONS ON INDEMNIFICATION AND COOPERATION	39

7.1 Term	39
7.2 Indemnification Basket and Cap	39
7.3 Disregard of Qualifications	39
7.4 Procedures with Respect to Claims	39
7.5 Payment of Claims	40
7.6 Release of Indemnification Escrow	40

Article VIII CONDITIONS TO CLOSING	41

8.1 Conditions to the Obligations of Purchaser and the Company	41
8.2 Conditions to the Obligations of Purchaser	41
8.3 Conditions to the Obligations of the Company	41

Article IX TERMINATION	42

9.1 Termination	42
9.2 Effect of Termination	44
9.3 Termination Fees	44

Article X MISCELLANEOUS	45

10.1 Entire Understanding; Amendment; Severability	45
10.2 Further Assurances	45
10.3 Binding Effect	45
10.4 Assignment	45
10.5 Counterparts	46
10.6 Section Headings; Exhibits; Schedules	46
10.7 Governing Law; Jurisdiction	46
10.8 Notices	46
10.9 Expenses	46
10.10 Interpretation	47
10.11 Prevailing Party Attorney’s Fees	47
10.12 Other Remedies; Specific Performance	47
10.13 No Third Party Beneficiaries	47
10.14 Waiver	47
10.15 Rules of Interpretation	48

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ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of September 18, 2020 (the “Execution Date”), by and between eGames.com Holdings LLC, a Nevada limited liability company (“Purchaser”), and NTN Buzztime, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Company is engaged in the Business; and

WHEREAS, the Company desires to sell, and Purchaser desires to purchase, substantially all of the assets, rights and interests of the Company relating to the Business, upon the terms and subject to the conditions herein provided;

WHEREAS, the Company and Purchaser desire to make certain representations, warranties, covenants and agreements in this Agreement; and

WHEREAS, to induce the Company to enter into this Agreement, contemporaneous with the execution and delivery of this Agreement by the parties. the sole owner of Purchaser is providing a personal guarantee in favor of the Company guaranteeing the performance and payment obligations of Purchaser hereunder.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Article I
DEFINITIONS

The following terms used herein have the meanings specified in this Article I:

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Accounts Receivable” has the meaning set forth in Section 2.1(b).

“Acquisition Inquiry” means, with respect to the Company, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by or on behalf of Purchaser or any of its Affiliates) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to the Company, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Purchaser or any of its Affiliates) contemplating or otherwise relating to any Acquisition Transaction with the Company.

“Acquisition Transaction” means any transaction or series of related transactions, other than a Company Merger, involving the sale, lease, exchange, transfer, license, acquisition or disposition of the Purchased Assets, in whole or in part, whether by merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction.

“Adverse Consequences” has the meaning set forth in Section 6.1(b).

“Advertiser” means the Person identified as an “Advertiser” or “Agency” in Advertising Agreements.

“Advertising Agreements” means the advertising agreements between the Company, on the one hand, and an Advertiser, on the other, pursuant to which the Company airs digital advertising content provided by such Advertiser on the Platform, including all amendments and insertion order forms related thereto.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Assignment and Assumption Agreement” has the meaning set forth in Section 2.10(a)(iv).

“Assumed Contracts” has the meaning set forth in Section 2.1(d).

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Bill of Sale” has the meaning set forth in Section 2.10(a)(i).

“Blue Sky Laws” has the meaning set forth in Section 3.3(d).

“Bridge Loan” has the meaning set for the in Section 2.6.

“Bridge Note” has the meaning set for the in Section 2.6.

“Business” means the business of licensing the Platform and Business Hardware to Customers.

“Business Agreements” means, collectively, the Advertising Agreements, the Customer Agreements and the Service Provider Agreements.

“Business Day” means any day except a Saturday, a Sunday or any other federal holiday.

“Business Employee” means each employee of the Company or one of its Affiliates whose employment with the Company or such Affiliate is primarily dedicated to the Business (including any individual who is on short term disability, long-term disability, military leave or an approved leave of absence).

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“Business Employee List” has the meaning set forth in Section 3.20(b).

“Business Hardware” means the tablets, tablet cases, charging racks, personal computer servers and related equipment owned by the Company and used in or to be used in the Business, including the foregoing items that are deployed in Customer sites or stored at the warehouse leased by the Company in Ohio.

“Claims Notice” has the meaning set forth in Section 7.4(a).

“Claims Response” has the meaning set forth in Section 7.4(a).

“Closing” has the meaning set forth in Section 2.9.

“Closing Date” has the meaning set forth in Section 2.9.

“Code” has the meaning set forth in Section 2.7.

“Company Board” has the meaning set forth in Section 2.10(a)(viii).

“Company Board Adverse Recommendation Change” has the meaning set forth in Section 5.11(b).

“Company Board Recommendation” has the meaning set forth in Section 5.11(b).

“Company Disclosure Schedule” has the meaning set forth in Article III.

“Company Financial Statements” has the meaning set forth in Section 3.4.

“Company Merger” means any transaction or series of related transactions involving any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which the Company or any of its subsidiaries is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of the Company or any of its subsidiaries; or (iii) in which the Company or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of the Company or any of its subsidiaries; provided, however, that such transaction or series of related transactions would not reasonably be expected to materially impair the ability of the Company to perform its obligations under this Agreement or prevent or delay the consummation of the transactions contemplated by this Agreement.

“Company Notice Period” has the meaning set forth in Section 5.11(c).

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“Company Required Approvals” means all consents, approvals, waivers, authorizations, notices and filings that are required to be listed and are listed on Schedule 3.3(b) hereto.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company shall have failed to include in the Proxy Statement the Company Board Recommendation or shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 5.9).

“Company’s Stockholders’ Meeting” has the meaning set forth in Section 5.11(a).

“Compliant Offer” has the meaning set forth in Section 5.12(h).

“Confidential Information” shall mean any information concerning the Business.

“Consultant Proprietary Information Agreements” has the meaning set forth in Section 3.7(c).

“Contract” means any contract, agreement, deed, mortgage, lease, license, instrument, note, commitment, indenture, legally enforceable undertaking or other legally enforceable arrangement, whether written or oral.

“Customer” means the Person identified as a “Customer” in Customer Agreements.

“Customer Agreements” means the service agreements between the Company, on the one hand, and a Customer, on the other, pursuant to which the Company licenses to such Customer the right to use the Platform and the Business Hardware, including all amendments thereto and all order forms related thereto.

“Domain Name Assignment” has the meaning set forth in Section 2.10(a)(ii).

“Employee Proprietary Information Agreements” has the meaning set forth in Section 3.7(c).

“End Date” has the meaning set forth in Section 9.1(b).

“Exchange Act” has the meaning set forth in Section 3.3(d).

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Exclusivity Period” has the meaning set forth in Section 5.9(a).

“Execution Date” has the meaning set forth in the preamble of this Agreement.

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“Fraud” means actual and knowing common law fraud (and not negligent misrepresentation or omission or any form of fraud based on recklessness or negligence).

“GAAP” means United States Generally Accepted Accounting Principles.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Indemnity Cap” has the meaning set forth in Section 7.2.

“Indemnification Escrow Account” means the account established with Indemnification Escrow Agent and governed by the Indemnification Escrow Agreement.

“Indemnification Escrow Agent” means the entity designated to serve as escrow agent under the Indemnification Escrow Agreement and mutually acceptable to the Company and Purchaser.

“Indemnification Escrow Agreement” means an escrow agreement to be entered into between the Company, Purchaser and the Indemnification Escrow Agent on or prior to the Closing Date on such terms as are mutually acceptable to the parties thereto and are consistent with the terms hereof.

“Indemnification Fund” means an amount equal to the Indemnity Cap.

“Indemnified Parties” and “Indemnified Party” has the meaning set forth in Section 6.1(a).

“Indemnity Basket” has the meaning set forth in Section 7.2.

“Independent Accountant” has the meaning set forth in Section 2.7.

“Initial Allocation” has the meaning set forth in Section 2.7.

“Insurance Policies” has the meaning set forth in Section 3.11.

“Intellectual Property” means all intellectual property and know-how, whether protected, created or arising under domestic or international laws, including (i) all patents and applications therefor, including all continuations, divisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof; (ii) all trademarks and service marks (registered, unregistered, and those arising by common law), trade names, service names, brand names, trade dress rights, logos, corporate names, trade styles, logos, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof; (iii) all internet domain names; (iv) all copyrights and all mask work, database and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof relating to any work of authorship, and any rights arising from artwork, package labeling, designs, publicity, advertising copy, and promotional materials; (iv) all trade secrets, know-how and similar confidential and proprietary information protected by the Uniform Trade Secrets Act or similar legislation; (v) all intellectual property rights arising from or relating to the foregoing; (vi) all rights to sue and recover at law or in equity for any past, present or future infringement, misappropriation, dilution, violation or other impairment of the foregoing; and (vii) all contract rights relating to or under the foregoing.

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“Intellectual Property Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other Contracts (including any right to receive or obligation to pay royalties or any other consideration), whether written or oral, relating to any Intellectual Property that is used in or necessary for the conduct of the Business as currently conducted to which the Company is a party, beneficiary or otherwise bound, excluding nonexclusive licenses or other agreements for software or services used in or necessary for the conduct of the Business as currently conducted that are generally commercially available.

“Intellectual Property Registrations” means all NTN IP that is subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.

“Intellectual Property Registrations Materials” has the meaning set for the in Section 3.7(a).

“Interactive Entertainment Business” has the meaning set forth in Section 5.7(a).

“Inventory” has the meaning set forth in Section 2.1(a).

“IP Consultant” has the meaning set forth in Section 3.7(c).

“Knowledge” of the Company or any similar phrase means, with respect to any fact or matter, the actual knowledge of the following individuals, after consultation and discussion with their direct reports: Sandra Gurrola or Allen Wolff.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Liabilities” means liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Lien” means any mortgage, pledge, lien, security interest, charge, claim, equitable interest, encumbrance, restriction on transfer, conditional sale or other title retention device or arrangement (including a capital lease), transfer for the purpose of subjection to the payment of any indebtedness, or restriction on the creation of any of the foregoing, whether relating to any property or right or the income or profits therefrom.

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“Material Adverse Effect” has the meaning set forth in Section 3.3(a).

“Material Contract” has the meaning set forth in Section 3.9.

“NDA” means that certain non-disclosure, confidentiality or similar agreement between the parties dated May 29, 2020 as the same may be amended or superseded from time to time.

“NTN IP” has the meaning set forth in Section 2.1(e).

“Offer Employee” has the meaning set forth in Section 5.12(e).

“Ordinary Course” means, with respect to an action taken by a Person: (i) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person; provided, however, that, with respect to the Company, such actions may also include actions taken in the ordinary course of its operations as such operations have been conducted since restaurants and bars have been ordered by Governmental Authorities to shut down or close on-site dining since the latter half of March 2020 due to the COVID-19 pandemic, and such actions to wind down its operations and/or to prepare for the transactions contemplated by this Agreement or the Company Merger; (ii) such action is not required to be authorized by the board of directors (or similar governing body) or equity holders of such Person (or by any Person or group of Persons exercising similar authority) and is not required to be specifically authorized by the parent company (if any) of such Person; and (iii) such action is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or similar governing body) or equity holders of such Person (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person; provided, however, that, with respect to the Company, such actions may also include actions taken in the ordinary course of its operations as such operations have been conducted since restaurants and bars have been ordered by Governmental Authorities to shut down or close on-site dining since the latter half of March 2020 due to the COVID-19 pandemic, and such actions to wind down its operations and/or to prepare for the transactions contemplated by this Agreement or the Company Merger.

“Other Agreement” has the meaning set forth in Section 3.2(a).

“Patent and Trademark Assignment” has the meaning set forth in Section 2.10(a)(iii).

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Liens” has the meaning set forth in Section 3.13(a).

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

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“Platform” means the interactive entertainment network and services offered by the Company and through which entertainment offerings (such as, trivia, sports, card and arcade games) are available to end users and on which advertisements are aired.

“Pre-Closing Tax Period” has the meaning set forth in Section 2.2(j).

“Proxy Statement” has the meaning set forth in Section 3.3(d).

“Purchase Price” means $2,000,000.

“Purchase Price Balance” means the amount of cash equal to the Purchase Price minus the sum of (i) principal amount of the Bridge Loan and (ii) an amount equal to the Indemnification Fund.

“Purchased Assets” has the meaning set forth in Section 2.1.

“Purchaser Benefit Plans” has the meaning set forth in Section 5.12(h).

“Purchaser Charter Documents” has the meaning set forth in Section 4.1.

“Purchaser Termination Fee” has the meaning set forth in Section 9.3(a).

“Registered Intellectual Property” means all of United States and foreign: (1) patents and applications for patent; (2) registered trademarks, applications to register trademarks, including intent-to-use applications and other registrations or applications related to trademarks; (3) copyright registrations and applications to register copyrights; (4) URL registrations and applications to register URLs; and (5) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority at any time.

“Representatives” means, with respect to a Person, such Person’s officers, directors, employees, accountants, counsel, consultants, advisors and agents.

“Required Company Stockholder Vote” has the meaning set forth in Section 3.3(e).

“Response Period” has the meaning set forth in Section 7.4(a).

“Securities Act” has the meaning set forth in Section 3.3(d).

“Service Provider Agreements” means the service provider agreements between the Company, on the one hand, and the service provider party thereto, on the other, pursuant to which the Company engages the service provider as an independent contractor to install the equipment used by Customers to access the Platform and to service and de-install the same, including all amendments and work orders related thereto.

“Software” has the meaning set forth in Section 2.1(f).

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“Superior Offer” means an unsolicited bona fide written Acquisition Proposal that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Company Board determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to the Company’s stockholders, than the terms of the transactions contemplated herein.

“Survival Date” has the meaning set forth in Section 7.1.

“Tax” or “Taxes” means any taxes, levies, imposts, duties, fees, assessments, deductions, withholdings or other charges of whatever nature, including income, gross receipts, profits, excise, real estate property, personal property, sales, use, customs, value added, consumption, transfer, license, lease, payroll, employment, unemployment, severance, environmental, transfer, documentary, stamp, alternative or add-on minimum, disability, registration, employee income, estimated, withholding, social security (or similar), and franchise taxes, now or hereafter imposed or levied by the United States of America or any state, local, municipal or foreign government, or by any department, agency or other political subdivision or taxing authority thereof or therein, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, all deposits required in connection therewith, and all interests, penalties, additions to tax, and other similar liabilities with respect thereto.

“Tax Returns” has the meaning set forth in Section 3.17.

“Third Party Claim” has the meaning set forth in Section 7.4.

“Transferred Business Employee” has the meaning set forth in Section 5.12(f)(iii).

“Willful Breach” means a breach or failure to perform that is a consequence of an act or failure to act of a Person, with knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that taking, or failing to take, such act would, or would be reasonably expected to, result in, cause or constitute a breach of this Agreement.

Article II

PURCHASE AND SALE

2.1 Purchased Assets. Subject to the terms and conditions set forth in this Agreement, the Company hereby agrees to sell, convey, assign, transfer and deliver to Purchaser, and Purchaser hereby agrees to purchase from the Company on the Closing Date, all of the Company’s right, title and interest on the Closing Date in and to the assets (other than the Excluded Assets) relating to the Business (collectively, the “Purchased Assets”), free and clear of all Liens, except for Permitted Liens, including the following:

(a) Inventory. All of the inventory of the Company wherever located (including that inventory listed in Schedule 2.1(a) hereto) and all other inventory, whether or not carried or reflected on the books and records of the Company), whether finished products, raw materials, supplies, work-in-process or otherwise (the “Inventory”);

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(b) Accounts Receivable. All of the rights of the Company to payments and all accounts receivable from Customers and others, notes and other receivables (whether current or non-current) and in and to any income and payments due to the Company arising out of the Business as set forth on Schedule 2.1(b) hereto (the “Accounts Receivable”), rights to invoice or otherwise charge customers of the Business for products and services regardless of when furnished and any and all payments made to the Company for Accounts Receivable subsequent to the Closing Date;

(c) FF&E. All furniture, fixtures, equipment, machinery, tools, vehicles, office equipment, supplies, computers, telephones and other tangible personal property used in the Business as set forth on Schedule 2.1(c) hereto;

(d) Assumed Contracts. All right, title and interest of the Company, as of the Closing Date, in and to the Business Agreements and the contracts and agreements described on Schedule 2.1(d) hereto (collectively, the “Assumed Contracts”) and all of the rights (including rights to refunds and offset), privileges, claims, causes of action and options of the Company relating or pertaining to the Assumed Contracts or any portion thereof;

(e) Intangible Assets. All of the Company’s or any of its Affiliates’ right, title and interest in any Intellectual Property used in the Business including the Registered Intellectual Property, the Intellectual Property Registrations Materials, and corporate names, along with all income, royalties, damages and payments due or payable to the Company (including damages and payments for past, present or future infringement or misappropriation and the right to sue and recover for past infringement or misappropriation), any and all corresponding rights that, now or hereafter, may be secured throughout the world, and all goodwill related to any and all of the foregoing (collectively, the “NTN IP”);

(f) Software. All computer software (including data and related documentation, to the extent such computer software is transferable or assignable); and other proprietary rights and all copies and tangible embodiments of the foregoing (in whatever form or medium) (the “Software”);

(g) Bank Accounts. All of the right, title and interest of the Company in and to the bank accounts, cash management accounts and money market accounts set forth in Schedule 2.1(g) hereto (collectively, the “Business Bank Accounts”);

(h) Books and Records. All customer lists, marketing materials, lists of vendors and suppliers, purchase orders, product research and development records, quality control records, test results, logs, books, files, manuals, product and sales literature, sales leads and marketing files, correspondence, if any, and other business records pertaining to the Business, in physical, electronic or other form; and

(i) Permits. To the extent transferable, all franchises, certificates, licenses, permits, orders, approvals and others authorizations from any governmental or self-regulatory organization of or issued to the Company pertaining to the Business, including without limitation, those set forth in Schedule 2.1(i) hereto.

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(j) Canadian Subsidiary. The Company’s ownership interest in its subsidiary listed on Schedule 2.1(j).

2.2 Excluded Assets. Notwithstanding the foregoing, the Purchased Assets shall not include the following assets (collectively, the “Excluded Assets”):

(a) all cash and cash equivalents;

(b) all rights, claims and credits of the Company to the extent relating to any other Excluded Asset or any Excluded Liability, including any such items arising under insurance policies and all guarantees, warranties, indemnities and similar rights in favor of the Company in respect of any other Excluded Asset or any Excluded Liability;

(c) all minute books, stock records and corporate seals;

(d) the shares of capital stock of the Company held in treasury;

(e) all of the Company’s books and records other than those related to the Business;

(f) all assets of or related to the Company’s employee benefit plans;

(g) all rights that accrue or will accrue to the Company or any of its Affiliates pursuant to or under any of the Transaction Documents or any transaction documents related to a Company Merger;

(h) all Contracts that are not Assumed Contracts;

(i) all insurance policies of the Company or any of its Affiliates, and all rights to applicable claims and proceeds thereunder (and Purchaser acknowledges that, as of the Closing, the Business and the Assets shall cease to be insured by any insurance policies of the Company or any of its Affiliates);

(j) all Tax Returns of the Company and the benefit of any prepaid Taxes and Tax refunds relating to the Purchased Assets or the Business that are in existence as of the Closing Date or that are allocable to (i) any Tax period ending at or before the Closing Date and (ii) the portion of any Tax period which begins on or before and ends after the Closing Date, comprising the period beginning on the first day of such period and ending on the Closing Date (each, a “Pre-Closing Tax Period”), except to the extent expressly agreed by this Agreement to be transferred to Purchaser at the Closing;

(k) all rights of the Company under this Agreement and the Other Agreements or any transaction documents related to a Company Merger; and

(l) the other assets, properties and rights specifically set forth on Schedule 2.2(e).

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2.3 Assumed Liabilities. Subject to the terms and conditions set forth herein, Purchaser shall assume and agree to pay, perform and discharge only: (i) the trade accounts payable and other accrued Liabilities of the Company arising in the Ordinary Course of the Business as of the Closing Date; (ii) all Liabilities relating to, arising out of or resulting from the Assumed Contracts; (iii) the intercompany liability the Company owes to the subsidiary listed on Schedule 2.1(j); (iv) all Liabilities relating to, arising out of or resulting from the operation of the Business from and after the Closing Date; (v) all Liabilities relating to infringement or alleged infringement of any Third Party Intellectual Property Rights by the Purchased Assets to the extent relating to, arising out of or resulting from the use of the Purchased Assets after the Closing Date; (vi) any and all Taxes imposed with respect to, arising out of, or relating to the Business, the Purchased Assets or the Assumed Liabilities to the extent allocable to any period other than a Pre-Closing Tax Period; and (vii) all Liabilities in respect of Transferred Business Employees to the extent arising out of or relating to facts, circumstances or conditions existing on or after the Closing Date (collectively, the “Assumed Liabilities”), and no other Liabilities.

2.4 Excluded Liabilities. Notwithstanding the provisions of Section 2.3 or any other provision in this Agreement to the contrary, Purchaser shall not assume and shall not be responsible to pay, perform or discharge any Liabilities of the Company of any kind or nature whatsoever other than the Assumed Liabilities (the “Excluded Liabilities”). The Company shall, and shall cause each of their respective Affiliates to, pay and satisfy in due course all Excluded Liabilities which they are obligated to pay and satisfy. Without limiting the generality of the foregoing, the Excluded Liabilities shall include the following:

(a) any Liabilities of the Company arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement and the transactions contemplated by this Agreement, including fees and expenses of counsel, accountants, consultants, advisers and others;

(b) any Liabilities for Taxes of the Company or relating to the Business, the Purchased Assets or the Assumed Liabilities for any Pre-Closing Tax Period;

(c) any Liabilities relating to or arising out of the Excluded Assets;

(d) any Liabilities in respect of any pending or threatened Action arising out of, relating to or otherwise in respect of the operation of the Business or the Purchased Assets to the extent such Action relates to such operation prior to the Closing Date;

(e) any recall, design defect or similar claims of any products manufactured or sold or any service performed by the Company;

(f) any Liabilities of the Company arising under or in connection with any benefit plan providing benefits to any present or former employee of the Company;

(g) any Liabilities of the Company for any present or former employees, officers, directors, retirees, independent contractors or consultants of the Company, including any Liabilities associated with any claims for wages or other benefits, bonuses, accrued vacation, workers’ compensation, severance, retention, termination or other payments;

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(h) any Liabilities under environmental Laws, to the extent arising out of or relating to facts, circumstances or conditions existing prior to the Closing Date or otherwise to the extent arising out of any actions or omissions of the Company; or

(i) any trade accounts payable of the Company (other than as specifically included in Assumed Liabilities).

2.5 Purchase Price. In consideration of the transfer of the Purchased Assets to Purchaser, subject to the terms and conditions hereof and in consideration of the representations, warranties, covenants and other agreements set forth in this Agreement, Purchaser hereby agrees to pay the Purchase Price to the Company on the Closing Date; provided, however, the parties agree and acknowledge that the portion of the Purchase Price equal to the Bridge Loan will be paid at the Closing through the cancellation of the Bridge Note as contemplated in Section 2.6 and a portion of the Purchase Price equal to the Indemnification Fund will be deposited into the Indemnification Escrow Account as contemplated by the Indemnification Escrow Agreement.

2.6 Bridge Loan. Concurrently with the execution of this Agreement, the Company is issuing to Fertilemind Management, LLC, an affiliate of Purchaser, a promissory note (the “Bridge Note”) evidencing a $1,000,000 loan made by Fertilemind Management, LLC, on behalf of Purchaser, to the Company (the “Bridge Loan”) on the date hereof by wire transfer of immediately available funds to an account designated by the Company in writing delivered to Purchaser. At the Closing, all amounts outstanding under the Bridge Note, including all accrued and unpaid interest, will be applied toward the Purchase Price at the Closing, and the Bridge Note will be deemed paid in full, marked as cancelled and returned to the Company. The Company acknowledges and agrees that the proceeds of the Bridge Loan shall be used solely for payment of obligations owed under the Company’s term loan, obligations related to the transactions contemplated hereby and the Company Merger, and other general working capital purposes.

2.7 Allocation of Purchase Price. No later than sixty (60) days following the Closing Date, the Purchaser shall deliver a draft allocation of the consideration paid by Purchaser for the Purchased Assets to the Company (the “Initial Allocation”). Such allocation shall be prepared in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”). The Company shall have a period of thirty (30) days following the delivery of the Initial Allocation to present in writing to Purchaser notice of any objections it may have to the allocations set forth therein. Unless the Company timely objects, the Initial Allocation shall be binding on the parties without further adjustment. If the Company timely objects, the Company and the Purchaser shall negotiate in good faith and use their reasonable best efforts to resolve any dispute. If the parties fail to agree within thirty (30) days, then any disputed items shall be resolved by a nationally recognized independent accounting firm jointly selected by the parties (the “Independent Accountant”), whose determination shall be final and binding on the parties. The costs, fees and expenses of the Independent Accountant shall be borne equally by Purchaser and the Company. Neither Purchaser nor the Company will take a position on any Tax Return or in any judicial proceeding that is in any manner inconsistent with the terms of any such finally determined allocation.

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2.8 Sales and Transfer Taxes and Fees; Assessments and Transfer Fees. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne and paid by the Company when due. The Company shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Purchaser shall reasonably cooperate with respect thereto as necessary).

2.9 The Closing. Unless this Agreement is earlier terminated pursuant to the provisions of Article IX, and subject to the satisfaction or waiver of the conditions set forth in Article VIII, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article VIII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions) and concurrently with the closing of the Company Merger, or at such other date as the parties may agree (the “Closing Date”) by using electronic mail, courier, facsimile or hand delivery, or such other manner or place as the parties may mutually agree upon. The consummation of the transactions contemplated by this Agreement shall be deemed to occur at 12:01 a.m. New York time on the Closing Date.

2.10 Closing Deliveries.

(a) At the Closing on the Closing Date, the Company shall deliver to Purchaser the following:

(i) a Bill of Sale covering the Purchased Assets in the form attached hereto as Exhibit A, duly executed by the Company (the “Bill of Sale”);

(ii) a domain name assignment agreement, in the form attached hereto as Exhibit B, duly executed by the Company (the “Domain Name Assignment”);

(iii) a trademark assignment agreement and a patent assignment agreement, each sufficient for filing with the U.S. Patent and Trademark Office to record the transfer of the Intellectual Property Registrations owned by the Company, in the forms attached hereto as Exhibit C, each duly executed by the Company (collectively, the “Patent and Trademark Assignment”);

(iv) an Assignment and Assumption Agreement in the form attached hereto as Exhibit D and relating to the Assumed Contracts, duly executed by the Company (the “Assignment and Assumption Agreement”);

(v) to the extent Purchaser provides the Company with a list of designees prior to the Closing, evidence satisfactory to Purchaser that such Purchaser designees have been added as authorized signatories with respect to the Company’s bank accounts set forth on Schedule 2.1(g) pursuant to Section 5.4;

(vi) evidence of all of the Company Required Approvals;

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(vii) a certificate, dated as of the Closing Date and signed by a duly authorized officer of the Company, stating on behalf of the Company that each of the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied;

(viii) a certificate, dated as of the Closing Date and signed by the corporate secretary of the Company, certifying (i) copies of the Company’s organizational and governing documents; and (ii) copies of the resolutions duly adopted by the Company’s board of directors (the “Company Board”), authorizing the execution, delivery and performance of this Agreement and the agreements listed in clauses (i) to (iv) above and clause (xi) below;

(ix) evidence, in a form reasonably acceptable to Purchaser, of the release of all Liens on the Purchased Assets, other than Permitted Liens;

(x) a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that the Company is not a foreign person within the meaning of Section 1445 of the Code duly executed by the Company;

(xi) the Indemnification Escrow Agreement, duly executed by the Company; and

(xii) such other documents as Purchaser may reasonably request for the purpose of otherwise facilitating the consummation or performance of any of the transactions contemplated by this Agreement.

(b) At the Closing on the Closing Date, Purchaser shall deliver to the Company the following (except with respect to the deliverable described in clause (ii), which shall be delivered as described therein):

(i) the Purchase Price Balance by wire transfer in immediately available funds to a single account in accordance with the written wire transfer instructions provided by the Company;

(ii) an amount equal to the Indemnification Fund by wire transfer in immediately available funds to the Indemnification Escrow Account;

(iii) the Bill of Sale, duly executed by Purchaser;

(iv) the Domain Name Assignment, duly executed by Purchaser;

(v) the Patent and Trademark Assignment, duly executed by Purchaser;

(vi) the Assignment and Assumption Agreement, duly executed by Purchaser;

(vii) the Indemnification Escrow Agreement, duly executed by Purchaser; and

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(viii) a certificate, dated as of the Closing Date and signed by a duly authorized officer of Purchaser, stating on behalf of Purchaser that each of the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied; and

(ix) a certificate, dated as of the Closing Date and signed by a the corporate secretary of Purchaser, certifying (i) copies of Purchaser’s organizational and governing documents; and (ii) copies of the resolutions duly adopted by Purchaser’s board of directors, authorizing the execution, delivery and performance of this Agreement and the agreements listed in clauses (ii) to (vii) above.

2.11 Withholding. Purchaser shall be entitled to deduct and withhold from the consideration payable to the Company hereunder all Taxes that Purchaser may be required to deduct and withhold under any provision of Tax law. All such withheld amounts shall be treated as delivered to the Company hereunder.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Purchaser, except as disclosed in the disclosure schedule delivered by the Company to Purchaser concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”), as of the Execution Date and as of the Closing Date, as follows:

3.1 Due Organization; Good Standing. The Company is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware, and the Company has the corporate power and authority to carry on its business as now conducted, to own and operate the properties and assets which comprise the Business (including the Purchased Assets) now owned and operated by it. The copies of the Company’s certificate of incorporation and by-laws (in each case, as amended to date) and other organizational documents that have been previously delivered or made available to Purchaser are true, complete and correct. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify would materially impair the ability of the Company to perform its obligations under this Agreement or prevent or delay the consummation of the transactions contemplated by this Agreement.

3.2 Authorization; Binding Effect.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and any instrument of assumption or other agreements, instruments, certificates, schedules or documents executed or delivered pursuant to this Agreement (each, an “Other Agreement” and, collectively, the “Other Agreements”) and to perform fully its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and the Other Agreements to which the Company is a party have been duly authorized by the Company, and, other than obtaining the Required Company Stockholder Vote, to the extent the sale of the Purchased Assets constitutes the sale of all or substantially all of the property and assets of the Company within the meaning of Section 271 of the DGCL, no other corporate proceeding and no further corporate action is necessary on the part of the Company to make this Agreement or any Other Agreement to which it is a party authorized, legal, valid and binding upon the Company in accordance with its terms.

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(b) This Agreement and each Other Agreement to which the Company is a party has been duly executed and delivered by the Company and this Agreement and each such Other Agreement constitutes, legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors’ rights generally, now or hereafter in effect, and subject to the availability of equitable remedies.

3.3 Absence of Default; Non-Contravention; No Liens; Consent.

(a) The Company is not (i) in default under or in violation of any agreement relating to or included in the Purchased Assets, or (ii) in violation of any law, ordinance, rule, regulation, or directive, in each case, the default or the violation of which would have a material adverse effect on the Purchased Assets or the Business (a “Material Adverse Effect”).

(b) Subject to obtaining the Required Company Stockholder Vote, to the extent the sale of the Purchased Assets constitutes the sale of all or substantially all of the property and assets of the Company within the meaning of Section 271 of the DGCL, and except as set forth in Schedule 3.3(b), neither the execution nor delivery of this Agreement or any Other Agreement to be executed and delivered by the Company pursuant hereto or in connection herewith, nor the fulfillment of, nor compliance with, the terms and provisions hereof or thereof, nor the consummation of the transactions contemplated hereby or thereby, will (i) result in a breach of the terms, conditions or provisions of, or constitute a default under, or result in a violation or termination of, or conflict with or give any third party the right to accelerate the performance provided by the terms of, (A) the certificate of incorporation or by-laws of the Company (in each case, as amended to date) or (B) any Contract material to the Purchased Assets to which the Company is a party or by which the Company is bound or any of the Assumed Contracts, (ii) violate any provision of any Law to which the Purchased Assets are subject or the Company is bound, or (iii) result in the creation or imposition of any Lien on any of the Purchased Assets.

(c) All the Assumed Contracts are in full force and effect and are enforceable by the Company in accordance with their terms. The Company has not violated or breached in any material respect, or committed any material default under, any Assumed Contract and, to the Knowledge of the Company, no other party to any Assumed Contract has violated or breached in any material respect, or committed any material default under any Assumed Contract. The Company has not received any written notice regarding any actual or possible violation or breach by the Company of, or default under, any Assumed Contract.

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(d) No consent, approval or authorization of, or designation, declaration or filing with any of Governmental Authority on the part of the Company is required in connection with the execution or delivery by the Company of this Agreement, any Other Agreement or the consummation of the transactions contemplated hereby or thereby except (i) for (A) applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or state securities or “blue sky” laws (“Blue Sky Laws”), (B) the filing with the U.S. Securities and Exchange Commission (the “SEC”) of a proxy statement or a registration statement (as amended or supplemented from time to time the “Proxy Statement”), and other written communications that may be deemed “soliciting materials” under Rule 14a-12, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, reasonably be expected to materially impair the ability of the Company to perform its obligations under this Agreement or prevent or delay the consummation of transactions contemplated by this Agreement.

(e) To the extent the sale of the Purchased Assets constitutes the sale of all or substantially all of the property and assets of the Company within the meaning of Section 271 of the DGCL, a resolution adopted by the holders of a majority of the outstanding stock of the Company entitled to vote thereon authorizing the transactions contemplated by this Agreement (the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve such contemplated transactions.

3.4 Financial Statements. True and complete copies of (i) the audited consolidated balance sheets, statements of operations, cash flows and statements of shareholders’ equity, in each case, for the fiscal year ended December 31, 2019 are included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the SEC, and (ii) the unaudited consolidated balance sheets, statements of operations, cash flows and statements of shareholders’ equity, in each case, for the three and six-month periods ended June 30, 2020 is included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 filed with the SEC (collectively, and including the notes thereto, if any, the “Company Financial Statements”). The Company Financial Statements were prepared on a basis consistent with the prior year. Except as indicated in the Company Financial Statements (including any notes thereto, if any), the Company Financial Statements (including the notes thereto, if any) are based on the books and records of the Company, and fairly present in all material respects the financial condition of the Company as of the respective dates that they were prepared and the results of operations of the Company for the periods indicated.

3.5 Absence of Undisclosed Liabilities. Except as set forth on Schedule 3.5, there are no liabilities or obligations of any nature whatsoever (whether absolute, contingent or otherwise, matured or unmatured, known or unknown, written or oral) which constitute a Lien on any of the Purchased Assets, which are not shown on the Company Financial Statements. The Company does not know or have reasonable grounds to know of any basis for assertion against the Purchased Assets of any claim or liability of any nature in any amount.

3.6 Absence of Certain Changes. Since January 1, 2020, except as disclosed in the Company’s reports filed with the SEC since that date, the Business has been conducted in the Ordinary Course, and there has not been (i) any change, event, effect or occurrence that has had or is reasonably expected to have a Material Adverse Effect; (ii) any material damage, destruction, casualty or loss with respect to any of the Purchased Assets; (iii) entry into any Contract that would constitute a Material Contract; (iv) acceleration, termination, material modification to or cancellation of any Material Contract; (v) any sale or licenses of material assets, including the Company’s Intellectual Property; (vi) adoption, material modification or termination of any employment, severance, retention or other agreement with any current or former employee, independent contractor or consultant, whether written or oral; or (vii) any loan to (or forgiveness of any loan to), or entry into any other transaction with, any of its members, officers and employees.

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3.7 Intellectual Property.

(a) Schedule 3.7(a) lists all (i) Intellectual Property Registrations and (ii) NTN IP, including software, that are not registered but that are material to the operation of the Business. All required filings and fees related to the Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Intellectual Property Registrations are otherwise in good standing. The Company has provided Purchaser with true and complete copies of file histories, documents, certificates, office actions, correspondence and other materials related to all Intellectual Property Registrations (the “Intellectual Property Registrations Materials”).

(b) Schedule 3.7(b) lists all Intellectual Property Agreements. The Company has provided Purchaser with true and complete copies of all such Intellectual Property Agreements, including all modifications, amendments and supplements thereto and waivers thereunder. Each Intellectual Property Agreement is valid and binding on the Company in accordance with its terms and is in full force and effect. To the Company’s Knowledge, none of the Company or any other party thereto is in material breach of or default under (or is alleged to be in breach of or default under), or has provided or received any written notice of breach or default of or any intention to terminate, any Intellectual Property Agreement. To the Company’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Intellectual Property Agreement or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder.

(c) The Company is the sole and exclusive legal and beneficial, and with respect to the Intellectual Property Registrations, record, owner of all right, title and interest in and to the NTN IP, and has the valid right to use all other Intellectual Property used in or necessary for the conduct of the Business as currently conducted, in each case, free and clear of Liens, except for Permitted Liens. Without limiting the generality of the foregoing, the Company has had each current and former employee execute a written Contract under which such employee irrevocably assigned any Intellectual Property developed by such employee for the Company material to the Business to the Company, substantially in the Company’s standard form for employees (the “Employee Proprietary Information Agreements”), and the Company has had each current and former IP Consultant execute a written Contract under which such IP Consultant has irrevocably assigned any Intellectual Property developed by such IP Consultant material to the Business for the Company to the Company, substantially in the Company’s standard form (the “Consultant Proprietary Information Agreements”). The Company has made available to Purchaser a copy of the Employee Proprietary Information Agreements and the Consultant Proprietary Information Agreements. For purposes of this Agreement, “IP Consultant” means any Person engaged by the Company to provide services to the Company that resulted in development of Intellectual Property material to the Business.

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(d) The NTN IP and Intellectual Property licensed under the Intellectual Property Agreements are all of the Intellectual Property necessary to operate the Business as presently conducted. The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, Purchaser’s right to own, use or hold for use any Intellectual Property as owned, used or held for use in the conduct of the Business as currently conducted.

(e) No license or sublicense fees, royalties, honorariums or other fees are payable by the Company to any other Person in connection with the Company’s ownership and use of the NTN IP or the Company’s ownership, use, sale, licensing, sublicensing or distribution of products covered by the NTN IP.

(f) None of the Intellectual Property has been abandoned and no proceeding is pending, instituted or, to the Knowledge of the Company, threatened, which challenge the validity of the ownership by the Company of, or right of the Company to use, such Intellectual Property. The Company has not entered into any patent or trademark license, technology transfer, or non-competition agreement relating to the Purchased Assets.

(g) Since January 1, 2018, the conduct of the Business and the Purchased Assets and Intellectual Property licensed under the Intellectual Property Agreements owned, licensed or used by the Company, have not infringed, misappropriated, diluted or otherwise violated, and have not, do not and will not infringe, dilute, misappropriate or otherwise violate, the Intellectual Property or other rights of any Person that have not been resolved or settled. Since January 1, 2018, to the Company’s Knowledge, no Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any NTN IP.

(h) To the Company’s Knowledge, there are no Actions (including any oppositions, interferences or re-examinations) settled, pending or threatened (including in the form of offers to obtain a license): (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by the Company in connection with the Business; (ii) challenging the validity, enforceability, registrability or ownership of any NTN IP or the Company’s rights with respect to any NTN IP; or (iii) by the Company or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of any NTN IP. The Company is not subject to any outstanding or prospective Governmental Order (including any motion or petition therefor) that does or would restrict or impair the use of any NTN IP.

3.8 Technology and Know-How. Other than nonexclusive licenses or other software or services used in or associated with the Business that are generally commercially available, all of the technology and know-how used in the Business are owned exclusively by the Company, free and clear of all Liens, infringements, licenses, restrictions and encumbrances of any kind whatsoever, except for Permitted Liens. To the Company’s Knowledge, no proceedings are pending and no claim has been made which challenges the rights of the Company in respect of any of the technology and know-how. None of the technology and know-how is subject to any outstanding order, decree, judgment or stipulation or, to the Knowledge of the Company, infringes upon or otherwise violates the rights of others or is, being infringed by others.

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3.9 Material Contracts. To the extent not set forth in an exhibit list to a report filed by the Company with the SEC since January 1, 2020, Schedule 3.9 lists each of the following Contracts in effect as of the Execution Date to which the Company is a party that are material to the Business (each a “Material Contract”):

(i) all consulting, manufacturing and product testing Contracts with independent contractors or consultants (or similar arrangements);

(ii) all Contracts with employees of the Company, other than Contracts evidencing awards issued to employees under the Company’s equity incentive plans;

(iii) each Contract for the sale of any of the assets of the Company used in the Business other than in the Ordinary Course or for the grant to any Person of any preferential right to purchase any of the Company’s assets used in the Business;

(iv) each Contract that provides for any joint venture, strategic alliance, partnership, sharing of profits or similar arrangement by or involving the Business;

(v) each Contract containing covenants of the Company not to compete in any line of business or with any Person in any geographical area or not to solicit or hire any Person with respect to employment;

(vi) each Contract relating to the acquisition or disposition (by merger, purchase of stock or assets or otherwise) by the Company of any business, equity or assets (including any real property) of or to any other Person;

(vii) each Contract relating to the incurrence, assumption or guarantee of any indebtedness or imposing a Lien on any Purchased Assets, including indentures, guarantees, loan or credit agreements, sale and leaseback agreements, purchase money obligations incurred in connection with the acquisition of property, mortgages, pledge agreements, security agreements, or conditional sale or title retention agreements (other than Permitted Liens);

(viii) each Contract involving aggregate consideration payable to the Company by any other Person in excess of $50,000 per year;

(ix) each Contract providing for the exclusive right to distribute products of the Company in any geographic region or distribution channel;

(x) each Contract pursuant to which the Company may be obligated to pay for goods and services to be delivered or performed in excess of $50,000 per year, other than Contracts with professional service providers, including tax advisors, accountants and legal advisors;

(xi) each Contract involving any lease by the Company (as lessor or lessee) of any real or personal property;

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(xii) each Contract under which the Company has made advances or loans to any officer, director, employee, Affiliate of the Company or any other Person (other than the advancement of reimbursable business expenses in the Ordinary Course);

(xiii) each Contract under which the Company has made any guaranty, surety or indemnification, direct or indirect, of any material obligation of any officer, director, employee or Affiliate of the Company or of any other Person;

(xiv) each Contract that requires the Company to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(xv) each Contract that provides for the assumption of any Tax, environmental or other material Liability of any Person;

(xvi) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting, and advertising Contracts related to the Business; and

(xvii) any other Contract that is material to the Business and not covered by Section 3.9(i) through and including Section 3.9(xvi).

(b) The Company has made available to Purchaser a true, complete and correct copy of each written Material Contract and a summary of each verbal Material Contract, and all amendments and supplements thereto and all material waivers thereunder. None of the Company or, to the Knowledge of the Company, any other party thereto, is in breach of or default under in any material respect, or has provided or received any written notice of any intention to terminate, any Material Contract, and no event has occurred that (with or without notice, lapse of time or both) would constitute such a breach or default by the Company or, to the Knowledge of the Company, any other party thereto. Each Material Contract is in full force and effect and is a legal, valid and binding agreement of the Company, enforceable in accordance with its terms against the Company and, to the Knowledge of the Company, the other parties thereto, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors’ rights generally, now or hereafter in effect, and subject to the availability of equitable remedies. No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder in any material respect.

3.10 Transactions with Affiliates. No Affiliate of the Company (a) owes any amount to the Company nor does the Company owe any amount to, or has the Company committed to make any loan or extend or guarantee credit to or for the benefit of, any Affiliate or (b) is a party to any Contract or involved in any business arrangement or other relationship with the Company (whether written or oral).

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3.11 Insurance. Schedule 3.11 sets forth a true and complete list of all current fire, liability, product liability, umbrella liability, real and personal property, worker’s compensation, life, property, casualty and other insurance maintained by or for the benefit of the Business and relating to the Purchased Assets (collectively, the “Insurance Policies”). Excluding Insurance Policies that have expired and been replaced in the Ordinary Course, no Insurance Policy has been cancelled since January 1, 2019 and, to the Knowledge of the Company, no threat has been made to cancel any Insurance Policy during such period. To the Knowledge of the Company, no event has occurred, including the failure by the Company to give any notice or information, or the Company giving any inaccurate or erroneous notice or information, which limits or impairs the rights of the Company under any of the Insurance Policies.

3.12 Litigation. No legal action, administrative proceeding or investigation is currently pending or, to the Knowledge of the Company, threatened against or affecting the Company, the Purchased Assets or the Business. The Company is not (a) subject to any continuing court or administrative order, writ, injunction or decree applicable specifically to the Company, the Business, the Purchased Assets, or to the employees of the Company or (b) in default with respect to any such order, writ, injunction or decree.

3.13 Title; Leased Assets.

(a) The Company owns all of the Purchased Assets free and clear of all Liens, except (i) the Lien of current Taxes not yet due and payable, (ii) statutory Liens for amounts not yet delinquent or that are being contested in good faith (and in the latter case for which adequate reserves have been established and/or reflected in the Company Financial Statements), (iii) statutory Liens securing claims or demands of materialmen, mechanics, carriers, warehousemen, landlords and other like persons for labor, materials, supplies or rentals (which secure obligations to the extent that payment for such obligations is not in arrears or otherwise due and which obligations are reflected in Company Financial Statements or which would not be reasonably likely to have or does have a Material Adverse Effect), if any, and (iv) Liens resulting from deposits made in connection with workers’ compensation, unemployment insurance, social security and similar laws (the Liens described in clauses (i)-(iv) are collectively referred to as the “Permitted Liens”). Upon consummation of the transactions contemplated by this Agreement, Purchaser shall receive good and valid title to the Purchased Assets that are owned, and will be entitled to use as lessee all of the Purchased Assets that are leased, free and clear of all Liens, other than the Permitted Liens.

(b) The Purchased Assets constitute all of the assets and properties necessary to operate the Business in the Ordinary Course in all material respects. Other than the Company, no other Person will own, or will have any other interest in, any assets used in, or necessary to conduct, the Business in the manner conducted by the Company as of the Closing Date in any material respect.

3.14 Inventory. The Company has no Inventory.

3.15 Accounts Receivable. The description contained in Schedule 2.1(b) of accounts receivable of the Company from sales, and the payment and rights to receive payments related thereto, is complete and accurate in all material respects. All such accounts receivable represent bona fide accounts receivable representing obligations for the total dollar amount thereof showing on the books of the Company and the accounts receivable are not subject to any recoupments, disputes, set-offs or counter-claims outside the Ordinary Course.

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3.16 Accounts Payable. All accounts payable and notes payable by the Company to third parties outstanding as of the date hereof have arisen in the Ordinary Course and no such account payable or note payable is delinquent more than ninety (90) days in its payment as of the date hereof.

3.17 Taxes. All of the Company’s returns, declarations, reports, claims for refund, or information returns or statements or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof (the “Tax Returns”) have been duly and timely filed and such Tax Returns of the Company are true, correct and complete; all Taxes of the Company that are due and payable prior to the date hereof (whether or not shown on any Tax Returns) have been timely paid. The Company has withheld and paid all Taxes required to have been withheld and paid, including Taxes required to be withheld and paid in connection with amounts paid or owing to any member, shareholder, employee, independent contractor, creditor, customer or other third party, and the Company has complied with all information reporting and backup withholdings provisions. No claim has been made by a taxing authority of a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to Tax in that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon the Purchased Assets nor, to the Company’s Knowledge, is any taxing authority in the process of imposing any Liens for Taxes on any of the Purchased Assets (other than for Taxes not yet due and payable). No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Company. The Company is not a party to any Action by any taxing authority. There are no pending or threatened Actions by any taxing authority.

3.18 Bank Accounts. The Business Bank Accounts are the only bank accounts used in connection with the Business and all payments from Customers are directed to one or more of such bank accounts.

3.19 Finder’s Fee. The Company has not incurred any obligation for any finder’s, broker’s or agent’s fee in connection with the transactions contemplated by this Agreement.

3.20 Labor and Employment Matters.

(a) With respect to the Business Employees employed by the Company as of the Execution Date, to the Company’s Knowledge, the Company is and, since January 1, 2019, has been in compliance in all material respects with all applicable Laws respecting employment, employment practices, terms and conditions of employment, and wages and hours, including any Laws respecting minimum wage and overtime payments, employment discrimination, retaliation, workers’ compensation, family and medical leave, military leave and other leaves, immigration Laws, and occupational safety and health requirements, and, since January 1, 2019, has not and is not engaged in any unfair labor practice or violated any collective bargaining agreements or employment contracts, if any exist.

(b) Schedule 3.20 contains a complete and accurate list of all Business Employees employed by the Company as of the Execution Date (such list, the “Business Employee List”), and, with respect to each such individual, the following information, if applicable, to the extent permitted by applicable Law: (i) title or position; (ii) date of hire or commencement of service; and (iii) their annualized salary or hourly wage.

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Article IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby warrants and represents to the Company, as of the Execution Date and as of the Closing Date, as follows:

4.1 Due Organization; Good Standing. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Nevada, and Purchaser has all requisite power and authority to carry on its business as now conducted, to own and operate the properties and assets used now owned and operated by it. The copies of Purchaser’s certificate of formation and operating agreement (in each case, as amended to date) and other organizational documents that have been previously delivered or made available to the Company (collectively, the “Purchaser Charter Documents”) are true, complete and correct. Purchaser is duly qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify would materially impair the ability of Purchaser to perform its obligations under this Agreement or prevent or delay the consummation of the transactions contemplated by this Agreement.

4.2 Authorization; Binding Effect.

(a) Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the Other Agreements to which it is a party and to perform fully its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and the Other Agreements to which it is a party have been duly authorized by Purchaser, and no other corporate proceeding and no further corporate action is necessary on the part of Purchaser to make this Agreement or any Other Agreement to which it is a party authorized, legal, valid and binding upon the Company in accordance with its terms. No consent or approval of any Person to the consummation of any of the transactions contemplated hereby by Purchaser will be required.

(b) This Agreement and each Other Agreement to which it is a party has been duly executed and delivered by Purchaser and this Agreement and each Other Agreement to which it is a party constitutes, legal, valid and binding obligations of the Company, enforceable against Purchaser in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors’ rights generally, now or hereafter in effect, and subject to the availability of equitable remedies.

4.3 Absence of Default; Non-Contravention; No Liens. Neither the execution nor delivery of this Agreement or any Other Agreement to be executed and delivered by Purchaser pursuant hereto or in connection herewith, nor the fulfillment of, nor the compliance with, the terms and provisions hereof or thereof, nor the consummation of the transactions contemplated hereby or thereby, will (a) result in a breach of the terms, conditions or provisions of, or constitute a default under, or result in a violation or termination of, or conflict with or give any third party the right to accelerate the performance provided by the terms of, (i) the Purchaser Charter Documents, or (ii) any Contract to which Purchaser is subject or bound, or (b) violate any provision of any Law to which Purchaser is subject or bound, in each case of clauses (a)(ii) and (b), that would reasonably be expected to materially impair the ability of Purchaser to perform its obligations under this Agreement or prevent or delay the consummation of the transactions contemplated by this Agreement.

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4.4 Consents. No consent, approval or authorization of, or designation, declaration or filing with any of Governmental Authority on the part of Purchaser is required in connection with the execution or delivery by Purchaser of this Agreement or the Other Agreements or the consummation of the transactions contemplated hereby or thereby.

4.5 Litigation. There is no Action pending or, to Purchaser’s knowledge, threatened against Purchaser which would reasonably be expected to materially impair Purchaser’s ability to consummate the transactions contemplated hereby or prevent or delay the consummation of the transactions contemplated by this Agreement. Additionally, there are no judgments, consent decrees or injunctions against, affecting or binding upon Purchaser that would reasonably be expected to materially impair the ability of Purchaser to perform its obligations under this Agreement or prevent or delay the consummation of the transactions contemplated by this Agreement.

4.6 Financial Ability. Purchaser will have (when required under this Agreement) immediate access to all funds necessary to pay the Purchase Price and Purchaser will have (when required under this Agreement) the financial capacity to consummate the transactions contemplated by this Agreement and to perform all of its other obligations under this Agreement. Immediately after giving effect to the transactions contemplated by this Agreement, Purchaser will be solvent and shall: (a) be able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all Liabilities); and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Purchaser or the Company. In connection with the transactions contemplated by this Agreement, Purchaser has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

4.7 Brokers and Finders. Purchaser has not entered into any contract, arrangement, or understanding with any investment banker, broker, finder or other intermediary who might be entitled to any fee or commission in connection with the transactions contemplated hereby.

4.8 Independent Investigation.

(a) Purchaser has conducted its own independent investigation, review and analysis of, and reached its own independent conclusions regarding, the Purchased Assets, the Assumed Liabilities and the Business and its operations, assets, condition (financial or otherwise) and prospects. Purchaser acknowledges that it and its Representatives have been provided adequate access to the personnel, properties, premises, records and other documents and information of and relating to the Business, the Purchased Assets and the Assumed Liabilities for such purpose. Purchaser has been represented by, and had the assistance of, counsel in the conduct of its due diligence, the preparation and negotiation of this Agreement and the Other Agreements, and the consummation of the transactions contemplated hereby and thereby. In entering into this Agreement, Purchaser acknowledges that it has relied solely upon its own investigation, review and analysis and has not relied on and is not relying on any representation, warranty, opinion, projection, forecast, statement, memorandum, presentation, advice, information or other statement made or provided by, on behalf of or relating to the Company or any of its Affiliates or the Business except for the representations and warranties expressly set forth in Article III (as modified by the Company Disclosure Schedule).

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(b) Purchaser acknowledges and agrees that (i) other than the representations and warranties expressly set forth in Article III, none of the Company, any of its Affiliates or any other Person has made or makes any representation or warranty, written or oral, express or implied, at law or in equity, with respect to the Business, the Purchased Assets or the Assumed Liabilities, including any representation or warranty as to (A) merchantability or fitness for a particular use or purpose, (B) the operation or probable success or profitability of the Business following the Closing or (C) the accuracy or completeness of any information (including any projections or forecasts) regarding the Business made available or provided to Purchaser or any of its Representatives in connection with this Agreement or their investigation of the Business, and (ii) Purchaser shall have no right or remedy (and none of the Company, any of its Affiliates or any other Person will have no liability whatsoever) arising out of, and Purchaser expressly disclaims any reliance upon, any representation, warranty, opinion, projection, forecast, statement, memorandum, presentation, advice, information or other statement made or provided by, on behalf of or relating to the Company, any of its Affiliates, the Purchased Assets, the Assumed Liabilities or the Business, including in any materials, documentation or other information regarding the Business made available or provided to Purchaser or any of its Representatives in connection with this Agreement or their investigation of the Business (including information memoranda, data room materials, projections, estimates, management presentations, budgets and financial data and reports), or any errors therein or omissions therefrom, other than the representations and warranties expressly set forth in Article III (as modified by the Company Disclosure Schedule) and the rights of Purchaser expressly set forth in this Agreement in respect of such representations and warranties.

Article V

COVENANTS AND OTHER AGREEMENTS

5.1 Mutual Cooperation. The Company and Purchaser shall provide each other with such assistance as may reasonably be requested by either of them (at the expense of the requesting party) in connection with the preparation and execution of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liability for Taxes, and, not later than thirty (30) days from the written request of any other party, provide such other party with any records or information which may be relevant to such return, audit, examination or proceeding. The Company will retain all books and records with respect to Tax matters pertinent to the Purchased Assets relating to any Pre-Closing Tax Period until the expiration of the statute of limitations of the respective tax period.

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5.2 Conduct of Business. Except as set forth on Schedule 5.2 or with the prior written consent of Purchaser, which shall not be unreasonably conditioned, withheld or delayed, from and after the Execution Date and until the Closing Date, to the extent relating to the Business or the Purchased Assets:

(a) The Company shall conduct the Business in the same manner as heretofore conducted and only in the Ordinary Course;

(b) The Company shall use its reasonable best efforts consistent with past practice to: (i) preserve intact the organization of the Business; (ii) keep available to Purchaser the services of all individuals who perform material services for or on behalf of the Company (as an employee, consultant, independent contractor, leased employee, intern or otherwise) in connection with the Business; and (iii) preserve for Purchaser the goodwill of the suppliers and others having material business relationships with the Company insofar as such relationships relate to the Business; and

(c) Except as necessary to effectuate the transactions contemplated by this Agreement or in connection with a Company Merger, the Company shall not, except as otherwise expressly provided for in this Agreement:

(i) amend or propose to amend its organizational documents;

(ii) other than in the Ordinary Course, shorten or lengthen the Company’s customary payment cycles or the Company’s customary cycles for collection of receivables;

(iii) other than in the Ordinary Course, sell, lease, transfer, license, pledge, grant any security interest in or otherwise dispose of or encumber any of the Purchased Assets;

(iv) except to the extent required by applicable Law, GAAP or Contracts existing on the date hereof, permit any material change in (A) any pricing, marketing, purchasing, investment, accounting, financial reporting, inventory, credit, allowance or Tax practice or policy or (B) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or Tax purposes;

(v) except to the extent required by applicable Law or Contracts existing on the date hereof, make any material Tax election or settle or compromise any material Tax Liability with any Governmental Authority;

(vi) incur any indebtedness for borrowed money, or guarantee any such indebtedness, in excess of $50,000 in the aggregate;

(vii) enter into, adopt, amend in any material respect (except as may be required by applicable Law) or terminate any employee or similar benefit plan, or increase in any manner the compensation or fringe benefits of any director, officer or employee, except for annual salary increases in the Ordinary Course and consistent with past practices;

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(viii) enter into, amend, modify, or terminate any Assumed Contract, in each case, other than in the Ordinary Course;

(ix) make any capital expenditures or commitments for additions to property or equipment constituting capital assets in an aggregate amount exceeding $50,000;

(x) make any material change in the lines of business in which it participates or is engaged;

(xi) institute, settle or compromise any Actions related to the Business pending or threatened before any arbitrator, court or other Governmental Authority involving the payment of monetary damages of any amount exceeding $50,000 in the aggregate; or

(xii) enter into any Contract, commitment or arrangement to do or engage in any of the foregoing.

5.3 Accounts Receivable. In the event the Company receives any payment relating to any Account Receivable outstanding on or after the Closing Date, such payment shall be the property of, and shall be immediately forwarded and remitted to, Purchaser. The Company will promptly endorse and deliver to Purchaser any cash, checks or other documents received by the Company on account of any such Accounts Receivable. The Company shall advise Purchaser (promptly following the Company’s becoming aware thereof) of any counterclaims or set-offs that may arise subsequent to the Closing Date with respect to any Accounts Receivable.

5.4 Bank Accounts. The Company shall take any and all actions necessary or appropriate to transfer its right, title and interest in and to the Business Bank Accounts as of the Closing Date to Purchaser or its designees, including such actions as may be necessary or appropriate to irrevocably relinquish the signatory authority of the Company’s designees and designating the individuals identified by Purchaser as authorized signatories with respect to such accounts as of the Closing Date.

5.5 Payment of Excluded Liabilities. The Company covenants and agrees to pay or otherwise satisfy, as the case may be, all Excluded Liabilities, as and when due, in accordance with the respective terms thereof subject to any and all of their rights and defenses available under applicable law.

5.6 Public Announcements. The Company and Purchaser each agree not to make any public release, disclosure or announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party, except such release, disclosure or announcement as may be required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange, in which case the party required to make the release, disclosure or announcement shall use its reasonable best efforts to allow the other party reasonable time to review and comment on such release, disclosure or announcement in advance of it being made; provided, however, that a party shall not be required to provide any such review or comment to the other party to the extent that such release, disclosure or announcement relates to any dispute between the parties relating to this Agreement; provided, further, that each party may make statements that are consistent with previous public releases, disclosures or announcements made by Purchaser or the Company in compliance with this Section 5.6.

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5.7 Non-Solicitation; Non-Competition.

(a) The Company acknowledges that it has extensive knowledge and a unique understanding of the Business, has been directly involved with the establishment and the continued development of the Business and has had access to proprietary and Confidential Information and that the Company is receiving sufficient consideration for the termination of the Company’s ownership interest in the Purchased Assets and the sale of the goodwill of the Business and that if it were to compete with Purchaser or any of its present or future subsidiaries or Affiliates in the licensing, development, production, marketing, commercialization or sale of any network, services or hardware (including tablets, tablet cases, charging racks, personal computer servers and related equipment) through which entertainment offerings (such as, trivia, sports, card and arcade games) are made available to end users (the “Interactive Entertainment Business”) following the Closing, great harm would come to Purchaser and those of its present or future subsidiaries and Affiliates engaged in the Interactive Entertainment Business, thereby substantially diminishing the value associated with the purchase of the Purchased Assets and the Business. As a material inducement of Purchaser to enter into this Agreement and in furtherance of the acquisition of the Purchased Assets and by virtue of the transactions contemplated hereby, and to more effectively protect the value of the Purchased Assets, including the goodwill of the Business, the Company agrees that:

(i) for a period of eight (8) years from the Closing Date not to, directly or indirectly, as employee, agent, stockholder, consultant, partner, director or in any other capacity, own, manage, operate, control, render services to, or participate in the ownership, management, operation or control of any business, whether in corporate, proprietorship or partnership form or otherwise, in the Interactive Entertainment Business, including any business substantially similar to the Business; provided, however, that the foregoing shall not apply to passive debt or equity interests in such a business provided such business has a class of publicly traded securities and the securities constitute not more than two percent (2%) of such outstanding securities.

(ii) for a period of three (3) years from the Closing Date, not to, directly or indirectly, hire or solicit any employee of Purchaser or encourage any such employee to leave such employment or hire any such employee who has left such employment, unless such employee is terminated by Purchaser prior to such action by the Company or any of its Affiliates or, if such employee terminated his or her employment with Purchaser voluntarily, at least six (6) months prior to such action by the Company or any of its Affiliates. Further, notwithstanding the foregoing, the restrictions set forth in this Section 5.7(a)(ii) shall not apply to a general solicitation which is not directed specifically to any such employees.

(iii) for a period of three (3) years from the Closing Date, not to solicit any Person who is a client or a customer of the Company or Purchaser or any of Purchaser’s Affiliates as of the Closing Date for the purposes of providing any products or services of a type substantially similar to any of those provided by the Company prior to the Closing Date or by Purchaser or any of Purchaser’s Affiliates.

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(b) If any provision contained in this Section 5.7 is for any reason held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of this Section 5.7, but this Section 5.7 will be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable law, or in any way construed to be too broad or to any extent invalid, such provision will not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable law, a court of competent jurisdiction will construe and interpret or reform this Section 5.7 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as will be valid and enforceable under such applicable law. The Company acknowledges that the restrictions set forth in this Section 5.7 are reasonable, valid and necessary for the protection of the legitimate interest of Purchaser and Purchaser would be irreparably harmed by any breach of this Section 5.7 and that there would be no adequate remedy at law or in damages to compensate Purchaser for any such breach. The Company agrees that Purchaser will be entitled to injunctive relief requiring specific performance by the breaching party of this Section 5.7 and consent to the entry thereof.

5.8 Confidentiality. From and after the Closing and until the 5th anniversary of the Closing Date: (a) the Company will treat and hold confidential all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement or in furtherance of any employment arrangement with Purchaser, and deliver promptly to Purchaser or destroy, at the request and option and sole expense of Purchaser, all tangible embodiments (and all copies) of the Confidential Information which are in its possession, and (b) in the event that the Company is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, the Company will notify Purchaser promptly of the request or requirement so that Purchaser, at its sole expense, may seek an appropriate protective order or waive compliance with the provisions of this Section 5.8. If, in the absence of a protective order or the receipt of a waiver hereunder, the Company is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, the Company may disclose the Confidential Information to the tribunal; provided, however, that the Company shall use its reasonable best efforts to obtain, at the request and sole expense of Purchaser, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Purchaser shall designate. The foregoing provisions shall not apply to any Confidential Information which is generally available to the public immediately prior to the time of disclosure (other than through a breach of this Agreement by the Company).

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5.9 Exclusive Dealing.

(a) From the Execution Date until the earlier of the termination of this Agreement and the Closing (the “Exclusivity Period”), the Company shall not, nor will it authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate, discuss, negotiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.11); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 5.9 and subject to compliance with this Section 5.9, prior to obtaining the Required Company Stockholder Vote, the Company may furnish non-public information regarding the Company and its subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which the Company Board determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and such Acquisition Proposal has not been withdrawn) if: (A) neither the Company nor any of its Representatives shall have breached this Section 5.9 in any material respect, (B) the Company Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law; (C) the Company receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to the Company as those contained in the NDA; and (D) substantially contemporaneously with furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Purchaser (to the extent such information has not been previously furnished or made available to Purchaser). Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 5.9, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.9 by the Company for purposes of this Agreement.

(b) If the Company or any Representative of the Company receives an Acquisition Proposal or Acquisition Inquiry at any time during the Exclusivity Period, then the Company shall promptly (and in no event later than one Business Day after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise Purchaser orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). The Company shall keep Purchaser reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c) The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the Execution Date and request the destruction or return of any nonpublic information of the Company provided to such Person.

(d) For the avoidance of doubt, notwithstanding anything to the contrary herein, nothing in this Agreement shall be construed to limit or prohibit the Company from taking any action, or from not taking any action, in connection with a definitive agreement for a Company Merger and to consummate a Company Merger.

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5.10 Proxy Statement. The Company shall prepare, subject to the full and reasonably prompt assistance of Purchaser, and cause to be filed with the SEC, the Proxy Statement, or amend the Proxy Statement if already filed. Purchaser shall reasonably cooperate with the Company and provide, and require its Representatives to provide, the Company and its Representatives, with all true, correct and complete information regarding Purchaser that is required by Law to be included, or reasonably requested by the Company to be included, in the Proxy Statement. Purchaser and its legal counsel shall be given reasonable opportunity to review and comment on the Proxy Statement prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Proxy Statement, prior to the filing thereof with the SEC (at least three (3) days prior to the filing thereof). Each party shall use commercially reasonable efforts (i) to cause the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, and (ii) to respond promptly to any comments or requests of the SEC or its staff related to the Proxy Statement. If at any time before the Closing, the Company or Purchaser becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Proxy Statement, then such party, as the case may be, shall promptly inform the other party thereof and shall cooperate with such other party in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Company’s stockholders.

5.11 The Company’s Stockholders’ Meeting.

(a) The Company shall take all action necessary under applicable Law to call, give notice of and hold a meeting of its stockholders for the purpose of, among other things, obtaining the Required Company Stockholder Vote (such meeting, and any postponement or adjournment thereof, the “Company’s Stockholders’ Meeting”). Notwithstanding anything to the contrary contained herein, if on the date of Company’s Stockholders’ Meeting, or a date preceding the date on which the Company’s Stockholders’ Meeting is scheduled, the Company reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Company Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of the Company common stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of Company’s Stockholders’ Meeting, the Company shall postpone or adjourn, or make one or more successive postponements or adjournments of the Company’s Stockholders’ Meeting as long as the date of the Company’s Stockholders’ Meeting is not postponed or adjourned more than an aggregate of sixty (60) calendar days in connection with any postponements or adjournments.

(b) The Company agrees that, subject to Section 5.11(c): (i) the Company Board shall recommend that the Company’s stockholders vote to approve the transactions contemplated by this Agreement, (ii) the Proxy Statement shall include a statement to the effect that the Company Board recommends that the Company’s stockholders vote to approve the transactions contemplated by this Agreement (the recommendation of the Company Board being referred to as the “Company Board Recommendation”); and (iii) the Company Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Company Board shall not publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Purchaser (the actions set forth in the foregoing clause (iii), collectively, a “Company Board Adverse Recommendation Change”).

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(c) Notwithstanding anything to the contrary contained in Section 5.11(b), and subject to compliance with Section 5.9, if at any time prior to the approval of the transactions contemplated hereby by the Required Company Stockholder Vote, the Company receives a bona fide written Superior Offer, the Company Board may make a Company Board Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Company Board Adverse Recommendation Change would reasonably likely be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Company Notice Period, negotiate with Purchaser in good faith (if Purchaser so desires) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) after Purchaser shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Company Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to make a Company Board Adverse Recommendation Change would reasonably likely be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that Purchaser receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least three (3) Business Days in advance of such Company Board Adverse Recommendation Change (the “Company Notice Period”), which notice shall include written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer. In the event of any material amendment to any Superior Offer, the Company shall be required to provide Purchaser with notice of such material amendment and the Company Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Company Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.11(c) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Company Notice Period as so extended.

(d) Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to the Company stockholders; provided however, that in the case of the foregoing clause (iii) the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to make such disclosure would reasonably likely be inconsistent with applicable Law, including its fiduciary duties under applicable Law; provided, further, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a change of the Company Board Recommendation unless the Company Board expressly publicly reaffirms the Company Board Recommendation (i) in such communication or (ii) within two (2) Business Days after being requested in writing to do so by Purchaser.

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5.12 Employee Matters.

(a) No Third-Party Beneficiaries. Notwithstanding any other provision in this Agreement to the contrary, nothing in this Section 5.12 shall create any third party rights in any Business Employee, current or former employee or other service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

(b) Business Employee List. From the Execution Date until the Closing Date, the Company shall deliver to Purchaser, on a periodic basis as reasonably requested by Purchaser, an updated Business Employee List including the information described in Section 3.20, in each case reflecting, among other changes thereto, any resignations from employment or changes in employment terms.

(c) Access to Business Employees. From the Execution Date until the Closing Date, to the extent reasonably requested by Purchaser, the Company shall: (i) use commercially reasonable efforts to make Business Employees available to Purchaser for the purpose of informational interviews; and (ii) provide to Purchaser contact information for Business Employees (including their email and mailing address unless prohibited by law). Notwithstanding anything to the contrary in this Section 5.12(c), the Company shall not be required to disclose any such information (A) if doing so would violate any written obligation of confidentiality to which it or any of its Affiliates is subject or, upon the advice of counsel, would jeopardize attorney-client privilege or contravene any Laws or (B) if the Company reasonably determines in good faith that such information is competitively sensitive.

(d) Communications to Business Employees. From and after the date of this Agreement until the Closing Date, Purchaser and the Company shall cooperate in good faith regarding any written or oral communications by Purchaser or the Company to any Business Employees, whether relating to employee benefits, post-Closing terms of employment or otherwise relating to the transactions contemplated by this Agreement.

(e) Offer Employees. Pursuant to and in accordance with Section 5.12(f), Purchaser may make offers of employment to such Business Employees selected by Purchaser in its sole discretion (each such individual to whom Purchaser makes an offer, an “Offer Employee”). For the avoidance of doubt, nothing herein shall be construed as a representation or guarantee by the Company that any Offer Employee will accept the offers of employment, or offers to continue or accept employment, with Purchaser.

(f) Offers of Employment.

(i) Purchaser shall, as soon as practicable after the Execution Date (and in any event within twenty one (21) days after the Execution Date, assuming the Company has provided accurate contact information for all Offer Employees), make employment offers to all the Offer Employees, in each case, (A) with terms and conditions regarding compensation and employee benefits that meet the standards set forth in Section 5.12(h) and (B) effective subject to and upon the occurrence of the Closing. Such employment offers shall be on a form as shall be determined by Purchaser in its sole discretion.

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(ii) As soon as reasonably practicable following the date on which the offers of employment contemplated by this Section 5.12(f) are made, Purchaser shall provide the Company with a schedule of the Offer Employees indicating the date on which each offer was made. Purchaser shall notify the Company regarding acceptances and rejections of such offers of employment as soon as reasonably practicable.

(iii) Each Offer Employee who accepts Purchaser’s offer of employment pursuant to this Section 5.12(f) is referred to herein as a “Transferred Business Employee.”

(g) Cooperation in Transfer of Employment. Purchaser and the Company shall cooperate in good faith to encourage each Offer Employee to accept Purchaser’s Compliant Offer; provided that neither the Company nor Purchaser shall be required to pay any additional compensation to such Offer Employees.

(h) Terms and Conditions of Employment. Effective as of the Closing, Purchaser shall provide to each Transferred Business Employee, (i) a base salary or wage rate that is no less favorable than the base salary or wage rate as in effect for such Transferred Business Employee immediately prior to the Execution Date, and (ii) employee benefits that are no less favorable, in the aggregate, than as in effect for similarly situated employees of Purchaser. In addition, for purposes of vesting, eligibility to participate, and level of benefits under the benefit plans, programs, contracts or arrangements of Purchaser or any of its subsidiaries providing benefits to any Transferred Business Employee (the “Purchaser Benefit Plans”), each Transferred Business Employee shall be credited with his or her years of service with the Company or any of its subsidiaries; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, for purposes of each Purchaser Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to a Transferred Business Employee, Purchaser shall cause all pre-existing condition exclusions and actively-at-work requirements of such Purchaser Benefit Plan to be waived for such Transferred Business Employee and his or her covered dependents except to the extent such conditions would not have been waived or satisfied under the employee benefit plan whose coverage is being replaced under the Purchaser Benefit Plan, and Purchaser shall use commercially reasonable efforts to cause any eligible expenses incurred by a Transferred Business Employee and his or her covered dependents during the portion of such plan year in which coverage is replaced with coverage under a Purchaser Benefit Plan to be taken into account under such Purchaser Benefit Plan with respect to the plan year in which participation in such Purchaser Benefit Plan begins for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Transferred Business Employee and his or her covered dependents for such plan year as if such amounts had been paid in accordance with such Purchaser Benefit Plan. With respect to each Offer Employee, an offer of employment or offer to continue employment by or on behalf of Purchaser with all of the foregoing terms set forth in this Section 5.12(h), which, with respect to Offer Employees who receive offers of employment pursuant to Section 5.12(f), is made on a timely basis pursuant to Section 5.12(f), is referred to herein as a “Compliant Offer”.

(i) COBRA. Purchaser shall indemnify and hold harmless the Company and its Affiliates with respect to any liability under COBRA or similar applicable Laws arising from the actions (or inactions) of Purchaser or its Affiliates relating to Transferred Business Employees on or after the Closing Date. The Company shall indemnify and hold harmless Purchaser and its Affiliates for all liabilities, including with respect to any “qualifying event” (as defined under COBRA) of any Business Employee occurring before the Closing Date, and liabilities under similar applicable Laws incurred prior to the Closing Date.

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5.13 Access to Information. From the date hereof until the Closing, the Company shall (a) afford Purchaser reasonable access to and the right to inspect all of the assets and Contracts related to the Business; (b) furnish Purchaser with such financial, operating and other data and information related to the Business as Purchaser may reasonably request; and (c) cooperate with Purchaser in its investigation of the Business; provided, however, that any such investigation shall be conducted during normal business hours upon reasonable advance notice to the Company and in such a manner as not to interfere with the normal operations of the Company. Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to disclose any information to Purchaser if such disclosure would, in the Company’s reasonable sole discretion: (i) jeopardize any attorney-client or other privilege; or (ii) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. Prior to the Closing, without the prior written consent of the Company, Purchaser shall not contact any suppliers to, or customers of, the Business. Purchaser shall abide by the terms of the NDA with respect to any access or information provided pursuant to this section.

5.14 Bulk Sales Laws. The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets. However, any Liabilities arising out of the failure of the Company to comply with the requirements and provisions of any bulk sales, bulk transfer or similar laws of any jurisdiction shall be treated as Excluded Liabilities.

5.15 [Intentionally Omitted]..

5.16 Notification of Certain Matters; Other Agreements.

(a) The Company shall promptly deliver notice to Purchaser in writing of any specific event or circumstance of which it has Knowledge, or of which it receives notice, that: (i) has resulted or would reasonably be expected to result in any of the conditions to the consummation of the transactions contemplated by this Agreement not being satisfied; (ii) the consent of any Person is or may be required in connection with the consummation of the transactions contemplated by this Agreement; (iii) there is any Action pending or, to the Knowledge of the Company, threatened that relates to the transactions contemplated by this Agreement; (iv) any of the representations, warranties, covenants or agreements of the Company is or may be inaccurate or otherwise breached; or (v) may otherwise be a material development in connection with the transactions contemplated by this Agreement.

(b) The Company shall: (i) perform all acts to be performed by it pursuant to this Agreement and the Other Agreements; (ii) refrain from taking or omitting to take any action that would violate any of the representations, warranties or covenants of the Company hereunder or thereunder or render any of them inaccurate or untrue as of the Execution Date or the Closing Date or that in any way would reasonably be expected to prevent the consummation of the transactions contemplated hereby or thereby; and (iii) not take or omit to take any action that, if taken or omitted prior to the Execution Date, would constitute, or would reasonably be expected to constitute, a breach of any of the Company’s representations or warranties contained in this Agreement.

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(c) Purchaser shall promptly deliver notice to the Company in writing of any specific event or circumstance of which it is aware, or of which it receives notice, that: (i) has resulted or would reasonably be expected to result in any of the conditions to the consummation of the transactions contemplated by this Agreement not being satisfied; (ii) the consent of any Person is or may be required in connection with the consummation of the transactions contemplated by this Agreement; (iii) there is any Action pending or, to the knowledge of Purchaser, threatened that relates to the transactions contemplated by this Agreement; (iv) any of the representations, warranties, covenants or agreements of Purchaser is or may be inaccurate or otherwise breached; or (v) may otherwise be a material development in connection with the transactions contemplated by this Agreement.

(d) Purchaser shall: (i) perform all acts to be performed by it pursuant to this Agreement and the Other Agreements; (ii) refrain from taking or omitting to take any action that would violate any of the representations, warranties or covenants of Purchaser hereunder or thereunder or render any of them inaccurate or untrue as of the Execution Date or the Closing Date or that in any way would reasonably be expected to prevent the consummation of the transactions contemplated hereby or thereby; and (iii) not take or omit to take any action that, if taken or omitted prior to the Execution Date, would constitute, or would reasonably be expected to constitute, a breach of any of Purchaser’s representations or warranties contained in this Agreement.

Article VI

INDEMNIFICATION

6.1 Indemnification.

(a) The Company shall indemnify and hold Purchaser and its members, shareholders, managers, directors, officers, and Affiliates (each, an “Indemnified Party” and, collectively, the “Indemnified Parties”) harmless from and against any and all Adverse Consequences incurred by any Indemnified Party (i) arising out of or in connection with the breach of any warranty or the inaccuracy of any representation by the Company contained in this Agreement, (ii) arising out of or in connection with any failure by the Company to perform any of the covenants, agreements or obligations under this Agreement or any other agreement or instrument executed and delivered by or on behalf of the Company pursuant hereto or in connection herewith, (iii) which are Excluded Liabilities, and (iv) arising out of any and all claims or demands for commissions or other compensation by any broker, finder or similar agent claiming to have been employed by or on behalf of the Company; provided that, in each case, such Adverse Consequences do not arise out of any wrongful conduct of Purchaser.

(b) As used herein, the term “Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, Taxes (excluding Taxes imposed on any recovery received by a party to be indemnified as a result of any Adverse Consequences), Liens, losses, expenses and fees, court costs and including reasonable attorneys’ fees and expenses, and include, without limitation, those based on strict liability, equity or other theories of law.

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(c) Following the Closing, except for claims and causes of action arising out of (i) Fraud or willful misconduct, or (ii) any employment agreements, non-compete agreements (including Section 5.7 hereof), confidentiality agreements (including Section 5.8 hereof) consulting agreements or other agreements executed in connection herewith, any claim or cause of action (whether such claim sounds in tort, contract or otherwise and including statutory rights and remedies) based upon, relating to or arising out of this Agreement or the transactions contemplated by this Agreement shall be brought in accordance with the provisions, and subject to the applicable limitations, contained in this Agreement, which shall constitute the sole and exclusive remedy of the Indemnified Parties for any such claim or cause of action.

6.2 Survival of Representations and Warranties. All covenants, agreements, representations and warranties made by the Company in this Agreement shall survive the Closing and shall remain effective, subject to the provisions of Article VII.

6.3 Indemnification Escrow. On the Closing Date, the Company acknowledges that Purchaser shall deposit, by wire transfer of immediately available funds to the Indemnification Escrow Account, the sum of $100,000 (the “Indemnification Fund”), to be held and distributed in accordance with the terms of the Indemnification Escrow Agreement.

Article VII

LIMITATIONS ON INDEMNIFICATION AND COOPERATION

7.1 Term. Any rights of the Indemnified Parties to indemnification under Article VI shall apply only to Claims Notices that have been delivered by Purchaser to the Company on or before the six (6) month anniversary of the Closing Date (the “Survival Date”).

7.2 Indemnification Basket and Cap. Any right of Purchaser to indemnification under Article VI shall not apply to any Adverse Consequences until the aggregate of all such Adverse Consequences totals $10,000 (the “Indemnity Basket”), in which event such indemnities shall apply to the amount of all such Adverse Consequences. The aggregate amount for which the Company may be liable under Article VI shall not exceed $100,000 (the “Indemnity Cap”).

7.3 Disregard of Qualifications. For purposes of determining whether the amount of Adverse Consequences under Article VI has totaled or exceeds the Indemnity Basket, the representations and warranties made by the Company will be deemed to be made, and the covenants or obligations of the Company will be deemed to be stated, without qualification as to the concepts of materiality stated therein.

7.4 Procedures with Respect to Claims.

(a) As soon as reasonably practicable after Purchaser has actual knowledge of any Adverse Consequences, Purchaser will give written notice to the Company (“Claims Notice”), which shall state, in reasonable detail, the nature, basis and amount (to the extent then known based on a good faith calculation) of such Adverse Consequences. No delay on the part of Purchaser in notifying the Company shall relieve the Company from any obligation hereunder unless (and then solely to the extent) the Company is thereby prejudiced. The Company shall deliver a written response (the “Claims Response”) to any Claims Notice within twenty (20) calendar days after the date that such Claims Notice was received by the Company (the “Response Period”). Any Claims Response must specify whether the Company disputes the Adverse Consequences described in the Claims Notice (or the amount set forth therein).

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(b) If the Company (i) fails to deliver a Claims Response within the Response Period or (ii) elects not to dispute the Adverse Consequences described in a Claims Notice, then the amount included in such Claims Notice with respect to such undisputed Adverse Consequences will be conclusively deemed to be an obligation of the Company, and the Company shall cause the Indemnification Escrow Agent to release from escrow and disburse to Purchaser, in accordance with the terms of the Indemnification Escrow Agreement, within three (3) Business Days after the last day of the applicable Response Period, the amount of cash equal to the amount specified in the Claims Notice with respect to such undisputed Adverse Consequences, subject to the limitations contained in this Article VII.

(c) If the Company delivers a Claims Response within the Response Period indicating that it disputes one or more of the Adverse Consequences identified in the Claims Notice, the Company and Purchaser shall promptly meet and use their commercially reasonable efforts to settle the dispute. If the Company and Purchaser are unable to reach agreement within twenty (20) calendar days after the conclusion of the Response Period, then Purchaser may resort to other legal remedies, subject to the limitations set forth in this Article VII. In connection with the assertion of any such other legal remedies, upon either (i) receipt of a non-appealable final order of a court of competent jurisdiction with respect to the subject matter of a Claims Notice or (ii) written agreement of Purchaser and the Company with respect to the resolution of the subject matter of a Claims Notice, Purchaser shall be entitled to recover from the Company an amount of Adverse Consequences in accordance with such determination or resolution, which shall be paid to Purchaser in accordance with Section 7.5, subject to the limitations contained in this Article VII.

7.5 Payment of Claims. Within three (3) Business Days of the determination pursuant to Section 7.4(c) of the amount of Adverse Consequences with respect to which any Indemnified Party is entitled to indemnification, the Company shall direct the Indemnification Escrow Agent to release from escrow and disburse to Purchaser the amount of cash equal to the amount of such Adverse Consequences held under the Indemnification Escrow Account, in accordance with the terms of the Indemnification Escrow Agreement. The Purchaser and the Company shall treat any indemnification payments made under this Article VII as adjustments to the total consideration for all federal and state income tax purposes to the extent permitted under applicable Tax Law.

7.6 Release of Indemnification Escrow. If the Indemnification Fund is deposited into the Indemnification Escrow Account in accordance with Section 6.3, on the Survival Date, Purchaser and the Company shall deliver a joint written instruction to the Indemnification Escrow Agent to release to the Company all amounts then remaining in the Indemnification Escrow Account that are not subject to an existing claim, in accordance with the terms of the Indemnification Escrow Agreement.

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Article VIII

CONDITIONS TO CLOSING

8.1 Conditions to the Obligations of Purchaser and the Company. The obligations of the parties to effect the Closing are subject to the satisfaction (any and all of which may be waived in whole or in part by written agreement of Purchaser and the Company) prior to the Closing of the following conditions:

(a) No Prohibition. No Law shall be in effect prohibiting the transactions contemplated herein.

(b) Consents and Approvals. The Required Company Stockholder Approval, to the extent required by the DGCL as of immediately prior to the Closing, and all Company Required Approvals shall have been obtained.

(c) No Proceedings. There shall not be pending or threatened any proceeding challenging or seeking to restrain, limit or prohibit any of the transactions contemplated by this Agreement.

8.2 Conditions to the Obligations of Purchaser. The obligation of Purchaser to effect the Closing is subject to the satisfaction prior to the Closing of the following conditions, any and all of which may be waived in whole or in part by Purchaser:

(a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct in all respects (disregarding, for this purpose, any qualifications as to materiality) as of the Execution Date and as of the Closing Date as if made on and as of the Closing (except for such representations and warranties that are made as of a specific date, which shall be true and correct in all respects as of such date), except for such failures to be true and correct as have not had and would not reasonably be expected, in the aggregate, to materially impair the ability of Company to perform its obligations under this Agreement or prevent or delay the consummation of the transactions contemplated herein.

(b) Covenants. Each of the covenants and agreements of the Company to be performed on or prior to the Closing shall have been duly performed in all material respects.

(c) Closing Deliverables. Purchaser shall have received the documents and agreements required to be delivered by the Company pursuant to Section 2.10(a).

8.3 Conditions to the Obligations of the Company. The obligation of the Company to effect the Closing is subject to the satisfaction prior to the Closing of the following conditions, any and all of which may be waived in whole or in part by the Company:

(a) Representations and Warranties. Each of the representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects as of the Execution Date and as of the Closing Date as if made on and as of the Closing (except for such representations and warranties that are made as of a specific date, which shall be true and correct in all material respects as of such date).

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(b) Covenants. Each of the covenants and agreements of Purchaser to be performed on or prior to the Closing shall have been duly performed in all material respects.

(c) Closing Deliverables. The Company shall have received the documents and agreements required to be delivered by Purchaser pursuant to Section 2.10(b).

Article IX

TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the parties;

(b) by either Purchaser or the Company if the Closing shall not have occurred on or prior to 11:59 p.m. New York Time on December 31, 2020 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to Purchaser, on the one hand, or to the Company, on the other hand, if such party’s action or failure to act has been a principal cause of the failure of the Closing to be consummated on or before such time on the End Date and such action or failure to act constitutes a breach of this Agreement; provided, further, however, that, in the event that a request for additional information has been made by any Governmental Authority, or in the event that Proxy Statement has not been mailed to the Company’s stockholders by the date which is sixty (60) days prior to the End Date, then either Purchaser or the Company shall be entitled to extend the End Date for an additional sixty (60) days by written notice to the other party; provided, further, however, that, in the event the Company’s Stockholders’ Meeting has been adjourned or postponed in accordance with this Agreement and such adjournment or postponement continues through the End Date, then the End Date shall automatically extend until the date that is ten (10) calendar days following the date to which such meeting is adjourned or postponed;

(c) by either Purchaser or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting transactions contemplated by this Agreement;

(d) by either Purchaser or the Company if (i) the Company’s Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s stockholders shall have taken a final vote on the approval of this Agreement and the transactions contemplated hereby and (ii) the approval of this Agreement and the transactions contemplated hereby shall not have been approved at the Company’s Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Company Stockholder Vote; provided, however, that if a Company Merger is approved by the Company’s stockholders at the Company’s Stockholder Meeting (or at any adjournment or postponement thereof), neither Purchaser nor the Company may terminate this Agreement pursuant to this Section 9.1(d) if the Required Company Stockholder Vote is not required to be obtained under the DGCL following the closing of such Company Merger as determined by the Company in its sole discretion;

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(e) by Purchaser if at any time prior to the approval of this Agreement and the transactions contemplated hereby by the Required Company Stockholder Vote a Company Triggering Event shall have occurred;

(f) by the Company, if prior to the approval of this Agreement and the transactions contemplated hereby by the Required Company Stockholder Vote, (i) the Company has received a Superior Offer, (ii) the Company has complied with its obligations under Section 5.11(c) in order to accept such Superior Offer, (iii) the Company concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer and (iv) on the date of such termination, the Company pays to Purchaser the Purchaser Termination Fee.

(g) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Purchaser or if any representation or warranty of Purchaser shall have become inaccurate, in either case, such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Purchaser’s representations and warranties or breach by Purchaser is curable by the End Date by Purchaser then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from the Company to Purchaser of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(g) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy if such breach by Purchaser is cured prior to such termination becoming effective);

(h) [Intentionally Omitted]; or

(i) by Purchaser, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Purchaser is not then in material breach of any representation, warranty, covenant or agreement in this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date, then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Purchaser to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); provided, further that no termination may be made pursuant to this Section 9.1(i) solely as a result of the failure of the Company to obtain the Required Company Stockholder Approval (in which case such termination must be made pursuant to Section 9.1(d)).

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9.2 Effect of Termination. In the event of the termination of this Agreement by a party in accordance with Section 9.1, written notice thereof shall forthwith be given to the other party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect; provided, however, that (a) Article I and Article X, this Section 9.2, and Sections 5.6, 5.8 and 9.3 shall survive the termination of this Agreement and shall remain in full force and effect, and (b) neither the termination of this Agreement nor Section 9.3 shall relieve any party of any liability for Fraud or for any Willful Breach that occurred prior to such termination.

9.3 Termination Fees.

(a) If this Agreement is terminated pursuant to Sections 9.1(e) or 9.1(f), then the Company shall pay to Purchaser, by wire transfer of same-day funds, within two (2) Business Days of the date of termination (or in the case of termination pursuant to Section 9.1(f), on the date of such termination), a nonrefundable fee in an amount equal to $275,000 (the “Purchaser Termination Fee”).

(b) [Intentionally Omitted].

(c) The parties agree that, subject to Section 9.2, payment of the Purchaser Termination Fee in accordance with Section 9.3(a) shall, in the circumstances in which such fee is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of Purchaser following the termination of this Agreement, it being understood that in no event shall the Company be required to pay the Purchaser Termination Fee pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, following payment of the Purchaser Termination Fee in accordance with Section 9.3(a), (A) the Company shall have no further liability to Purchaser in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the Company giving rise to such termination, or the failure of the transactions contemplated by this Agreement to be consummated, (B) neither Purchaser nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the Company or seek to obtain any recovery, judgment or damages of any kind against the Company (or any partner, member, stockholder, director, officer, employee, subsidiary, Affiliate, agent or other Representative of the Company) in connection with or arising out of this Agreement or the termination thereof, any breach by the Company giving rise to such termination or the failure of the transaction contemplated by this Agreement to be consummated and (C) Purchaser and its Affiliates shall be precluded from any other remedy against the Company and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such party giving rise to such termination or the failure of the transaction contemplated by this Agreement to be consummated.

(d) [Intentionally Omitted].

(e) Each of the parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, the parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the parties in the circumstances in which such amount is payable.

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Article X

MISCELLANEOUS

10.1 Entire Understanding; Amendment; Severability. This Agreement, including all Exhibits and Schedules hereto, and the Other Agreements and instruments referenced herein and delivered in connection herewith, represent the entire understanding of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous negotiations, understandings and agreements, written or oral, among the parties hereto with respect to the subject matter hereof, all of which prior agreements and understandings are hereby rendered null and void. This Agreement may not be amended or modified except by a writing executed by all of the parties hereto. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.2 Further Assurances. Purchaser and the Company each agree that they shall, at any time and from time to time after the Closing Date, upon request by the other party, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, such further acts, deeds, assignments, transfers, conveyances and assurances as may be reasonably necessary to further effectuate the terms of this Agreement.

10.3 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, and their respective successors and permitted assigns.

10.4 Assignment. Neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect ab initio, provided, however, that, without the prior written consent of the Company, Purchaser may assign its rights or delegate its obligations and duties under this Agreement, in whole or in part, to a wholly-owned subsidiary of Purchaser provided that in the event of such assignment or delegation by Purchaser, Purchaser shall remain liable for any and all duties and obligations under this Agreement.

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10.5 Counterparts. This Agreement may be signed in counterparts, each of which shall be considered an original and together they shall constitute one agreement. Any photocopy, emailed copy or fax copy of this Agreement bearing one or more signatures shall be valid, binding and admissible as if an original.

10.6 Section Headings; Exhibits; Schedules. Section headings contained in this Agreement are for convenience or reference only and shall not be deemed a part of this Agreement. Any reference to Exhibits or Schedules shall signify that such Exhibits or Schedules are incorporated herein by reference.

10.7 Governing Law; Jurisdiction. This Agreement and the rights and obligations of the parties under this Agreement shall be governed, construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule. In any action or proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with the preceding clause (a); (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party; and (e) irrevocably and unconditionally waives the right to trial by jury.

10.8 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by electronic mail or facsimile, with confirmation of transmission, if sent on before 6 p.m. local time on a Business Day of the recipient, and if not before such time, then on the next Business Day, (c) three (3) days after having been sent by registered or certified mail, return receipt requested, postage pre-paid, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to a party at the address set forth below, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 10.8:

If to the Company before the Closing:

NTN Buzztime, Inc.

6965 El Camino Real

Suite 105-Box 517

Carlsbad, CA 92009

E-mail: richard@zoupco.com

Attn: Richard Simtob

with a copy to (which shall not constitute notice):

Breakwater Law Group, LLP

415 S. Cedros, Suite 260

Solana Beach, CA 92075

E-mail: edwin@breakwaterlawgroup.com

Attn: Edwin Astudillo, Esq.

If to the Company after the Closing (unless otherwise specified by the Company prior to the Closing):

NTN Buzztime, Inc.

140 58th Street

Building A, Suite 2100

Brooklyn, NY 11220

E-mail: rguido@brooklynitx.com

Attn: Ronald Guido, Chief Executive Officer

with a copy to (which shall not constitute notice):

Akerman LLP

350 East Las Olas Boulevard, Suite 1600

Fort Lauderdale, FL 33301

E-mail: philip.schwartz@akerman.com; rema.awad@akerman.com

Attn: Philip B. Schwartz, Esq. and Rema Awad, Esq.

If to Purchaser:

eGames.com Holdings LLC

71 Ardsley Avenue West

Irvington, NY 10533

E-mail: aram@egames.com

Attn: Aram Fuchs

with a copy to (which shall not constitute notice):

Gutiérrez Bergman Boulris, PLLC

901 Ponce De Leon Blvd., Suite 303

Coral Gables, FL 33134

E-Mail: dale.bergman@gbbpl.com

Attn: Dale S. Bergman, Esq.

Any party may change its address for notice by written notice given to the other parties in accordance with this Section 10.8.

10.9 Expenses. The Company and Purchaser shall each pay its own expenses, fees and costs incident to the preparation and execution of this Agreement and, except as otherwise expressly provided for herein, each party shall bear its respective expenses or fees involved in the preparation and delivery of all documents and reports required to be delivered by or on behalf of such party hereunder, whether or not the transactions contemplated by this Agreement are consummated.

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10.10 Interpretation. No provision of this Agreement or any agreement ancillary hereto shall be interpreted or construed against any party because that party or his or its legal Representative drafted such provision. Any pronoun used in this Agreement shall be deemed to include singular and plural and masculine, feminine and neuter gender, as the case may be.

10.11 Prevailing Party Attorney’s Fees. In the event of a dispute arising out of or relating to this Agreement, the prevailing party shall be entitled to receive reasonable costs and expenses, including, but not limited to, attorneys’ and experts’ fees and expenses.

10.12 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

10.13 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.14 Waiver.

(a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

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10.15 Rules of Interpretation. In this Agreement unless otherwise specified:

(a) “includes” and “including” will mean including without limitation, and “or” will mean “and/or”;

(b) a reference to an Article of this Agreement includes all Sections in such Article, and a reference to a Section of this Agreement includes all subsections of that Section;

(c) “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion of this Agreement in which any such word is used;

(d) a “party” includes its permitted assignees and/or the respective successors in title to substantially the whole of its undertaking;

(e) a statute or statutory instrument or any of their provisions is to be construed as a reference to that statute or statutory instrument or provision as the same may be amended or re-enacted from time to time after the Execution Date;

(f) words denoting the singular will include the plural and vice versa and words denoting any gender will include all genders; and

(g) the term “made available” means, with respect to any material or document, that prior to 11:59 p.m. (San Diego time) on the date that is two calendar days prior to the Execution Date (i) a copy of such material or document has been posted to and made available by a party to the other party in an electronic data room or (ii) such document or material is publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.

[Signature Page to Follow]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

PURCHASER:

EGAMES.COM HOLDINGS LLC

By:	/s/ Aram Fuchs
Name:	Aram Fuchs
Title:	Managing Member

COMPANY:

NTN BUZZTIME, INC.

By:	/s/ Sandra Gurrola
Name:	Sandra Gurrola
Title:	Sr. Vice President of Finance

[Signature Page to Asset Purchase Agreement]